UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

(Commission File Number)	333-170704 333-64638

PROFIT-SHARING AND RETIREMENT PLAN OF FOOD LION, LLC

(Exact name of registrant as specified in its charter)

P.O. Box 1330 2110 Executive Drive Salisbury, North Carolina 28145 Tel: (704) 633-8250

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests in the Plan

(Title of each class of securities covered by this form)

None, for the Plan

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:         None*

* Participants in the Plan are no longer permitted to purchase Ordinary Shares without nominal value (“Ordinary Shares”), represented by American Depositary Shares (“ADSs”), of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) (the “Company”) under the Plan. Therefore, the Company has filed post-effective amendments on Form S-8 with the Securities and Exchange Commission to deregister any unsold Ordinary Shares, represented by ADSs, and related interests in the Plan offered to participants under the Plan. This Form 15 has been filed to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including on Form 11-K.

The Company’s Ordinary Shares and ADSs continue to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934 the Profit-Sharing and Retirement Plan of Food Lion, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PROFIT-SHARING AND RETIREMENT PLAN OF FOOD LION, LLC

Date:	January 24, 2012	By:	/s/ Garrett D. Bowne, IV
			Name:	Garrett D. Bowne, IV
			Title:	Member of Delhaize America Benefit Plans Fiduciary Committee